Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November 2009	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)

Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Group Announces Appointment of Vittorio Notarpietro as CFO and Termination of the Mariano Domingo’s Collaboration

SANTERAMO IN COLLE (BA), Italy--(BUSINESS WIRE)--November 11, 2009--The Natuzzi Group announced that today the Company has terminated its collaboration relationship with Mariano Domingo Balta, Natuzzi’s Chief Financial Officer since November 2008.

The Company has appointed Vittorio Notarpietro as Chief Financial Officer. Mr. Notarpietro joined the Natuzzi Company as Deputy Chief Financial Officer in September 2009. He previously served as Finance VP of IT Holding (a listed company at the Milan Stock Exchange) from 2000 to 2005 and CEO of the Malo Spa from 2006 to August 2009, both Italian fashion companies. From 1991 to 1998 Mr. Notarpietro worked at the Natuzzi Group as Financial Director and Investor Relations.

Pasquale Natuzzi, Chairman and CEO of the Natuzzi Group commented, “I welcome Vittorio in his new role. I am confident that he will be committed and focused on working with the management team to achieve our Business Plan goals.”

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With 2008 consolidated revenues of EUR 666,0 million on, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi group exports its innovative high-quality sofas and armchairs to 123 markets on five continents under two brands, Natuzzi and Italsofa.

Cutting-edge design, superior Italian craftsmanship, and advanced, vertically integrated manufacturing operations underpin the Company's market leadership.

Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Forward looking statement

Statements in this press release other than statements of historical fact are “forward-looking statements”. Forward–looking statements are based on management’s current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group’s control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group’s filings with the Securities and Exchange Commission, particularly in the Group’s annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.

CONTACT:
Natuzzi
Investor Relations
Silvia Di Rosa
+39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi
Media Relations
Paola Peretti
+39 334 63 09 967
pperetti@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	November 20, 2009	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi